PROMISSORY NOTE

(For the sale of screenplay - Blood: A Butcher's Tale)

CDN$32,000 **March 5, 2009**

FOR VALUE RECEIVED, **Pacific Gold Entertainment Inc.**, a British Columbia corporation ("**PGE Inc.**") promises to pay **ON DEMAND**, to or to the order of **Somnambulist Imagery Inc.**, a British Columbia company (the "**Seller**"), at #1 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada, or at such other place as the Seller may designate in writing from time to time, the principal sum of Thirty Two Thousand Dollars (CDN$32,000.00) in the lawful currency of Canada.

The principal amount will not bear interest and may be prepaid by PGE Inc. in whole or in part at any time without notice or penalty.

Partial payments received from PGE Inc. will be credited against the principal amount due hereunder.

Extension of time for payment of all or any part of the amount owing under this note or failure of the Seller to enforce any of his rights or remedies under this note will not release PGE Inc. and will not constitute a waiver of the rights of the Seller to enforce such rights and remedies thereafter.

PGE Inc. waives diligence, demand, presentment for payment, notice of non-payment, protest and notice of protest, and specifically consents to and waives notice of any renewals or extensions of this note, whether made to or in favor of PGE Inc. or any person or persons.

PACIFIC GOLD ENTERTAINMENT INC.

Per:

Name: Ron Loudoun
Title: CEO and Director